Mail Stop 6010

November 24, 2006

Mr. Walter Witoshkin
Chief Executive Officer
QuantRx Biomedical Corporation
100 S. Main Street, Suite 300
Doylestown, PA   18901

> **Re: QuantRx Biomedical Corporation**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-QSB for the quarter ended September 30, 2006**
> **File No. 0-17119**

Dear Mr. Witoshkin:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 7: Capital Stock – Common Stock, page F-18

1.   We note your response to our prior comment 5. It remains unclear to us how the company and the counterparties could have a final commitment for performance prior to the date on which the agreements were signed. Until then it would appear that the terms would have been subject to change. In addition, we note your response did not identify a particular date as the measurement date.

- Please explain in detail why the transactions should not be measured as of the dates on which the agreements were signed. We note that irrespective of the value assigned to the shares in the contract, paragraphs 7 and 71 of SFAS 123 would require you to measure the transaction using the fair value of the shares exchanged, as that was the more reliable measure.

- Otherwise, please amend the document and revise the financial statements to correctly record the transactions.

Form 10-QSB for the period September 30, 2006

Note 9: Convertible Debt, page 15

2.   The revised disclosure included in this note in response to our prior comment 1 and 2 continues to be confusing. Please revise the note to address the following:

- In light of the meaning assigned to the term beneficial conversion feature in EITF 98-5 and 00-27 and other GAAP authoritative literature, please revise the discussion to use instead the terms "conversion option" or "embedded conversion option" when referring to the right of the holders to convert the debt into shares of your common stock or the automatic conversion of the debt upon the completion of a qualified financing.

- Revise the fifth paragraph of the note to explain, if true, that you were not required to bifurcate the embedded conversion option from the debt instrument, as it met the scope exception in paragraph 11(a) of SFAS 133 – i.e., the embedded option was indexed to the company's stock and, if accounted for separately as a derivative, would be classified in stock holders equity.

- Revise the fifth paragraph of the note to explain, if true, that although you concluded that you were not required to bifurcate the embedded conversion option, you did conclude that the difference in the conversion price of the debt and the fair value of your stock on the date of issuance provided a benefit to the debt holders (i.e., the "beneficial conversion feature"). Continue to explain how you measured and accounted for the beneficial conversion feature.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3671 if you have questions regarding these comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant